



14049312

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 0 4 2014

Washington DC
404

SEC FILE NUMBER
8- 66345

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING____01/01/13____ AND ENDING____12/31/13____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRB FINANCIAL, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1415 W. RANDOLL MILL ROAD
(No. and Street)

ARLINGTON   TEXAS   76012
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GERALD R. BAKER   817-861-7099
                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RHODES OSIEK PATYK & COMPANY, L.L.P.
(Name – *if individual, state last, first, middle name*)

2170 WEST INTERSTATE 20   ARLINGTON, TX   76017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ GERALD R. BAKER _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ GRB FINANCIAL, LLC _____ , as of _____ DECEMBER 31 _____ , 20 13 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

LESLI J. MCKEE
Notary Public, State of Texas
My Commission Expires
May 05, 2017

_____
Signature

PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- X (p) Independent Accountant's Report on Applying Agree-upon Procedures Related to an Entity's SIPC Assessment Reconciliation.
- X (q) Schedule of Assessment and Payment to the Securities Investor Protection Corporation (SIPC) Under Rule 17a-5 (e) (4)

GRB FINANCIAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2013

GRB Financial, LLC

Financial Statements
As of
December 31, 2013

Together With
Auditor's Report

Rhodes Osiek Patyk & Company, L.L.P • Certified Public Accountants

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
GRB Financial LLC:

We have audited the accompanying financial statements of GRB Financial, LLC which comprise the balance sheet as of December 31, 2013, and the related statements of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GRB Financial, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Rhodes Osiek Patyk & Company

February 20, 2014

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119

GRB FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013 (NOTE 1)

ASSETS

CURRENT ASSETS:

Cash	$	25,500
Receivable from dealers		7,220
Total current assets		32,720

PROPERTY AND EQUIPMENT, AT COST:
Net of depreciation (Note 2)   0

Total Assets	$	32,720

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	0
Total current liabilities		0

MEMBERS' EQUITY

Member units, no par value, 100 units Authorized issued and outstanding		30,004
Retained earnings		2,716
Total members' equity		32,720
Total Liabilities and Members' Equity	$	32,720

The accompanying notes are an integral part
of these financial statements.

GRB FINANCIAL, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013 (NOTE 1)

REVENUES:

Commissions income	$	183,799
Total revenue		183,799

EXPENSES:

Commissions	190,895
Clearing charges	8,576
License and permits	5,255
Insurance	1,917
General and administrative	8,819
Total expenses	215,462
NET INCOME (LOSS) $	(31,663)

The accompanying notes are an integral part
of these financial statements

GRB FINANCIAL, LLC

STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

| | Member Units | | Retained Earnings |
	Units	Amount	(Deficit)
BALANCE, December 31, 2012	100	$ 30,004	$ 34,379
Net Income (Loss)	-	-	(31,663)
BALANCE, December 31, 2013	100	$ 30,004	$ 2,716

The accompanying notes are an integral part
of these financial statements

-4-

GRB FINANCIAL, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2013

Liabilities subordinated to claims of general creditors as of January 1, 2013	$ 0
Liabilities paid off during the year	0
Liabilities subordinated to claims of general creditors as of December 31, 2013	$ 0

The accompanying notes are an integral part
of these financial statements

GRB FINANCIAL, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (Loss)	$ (31,663)
Adjustment to reconcile net income to net cash provided by operating activities	
Decrease in receivable from dealers	7,501
(Decrease) in accounts payable	(1,075)
NET CASH PROVIDED (USED) FROM OPERATING ACTIVITIES	(25,237)
CASH FLOWS FROM FINANCING ACTIVITIES:	
NET CASH PROVIDED FROM FINANCING ACTIVITIES	0
CASH FLOWS FROM INVESTING ACTIVITIES:	
Reduction in investments	15,000
NET CASH PROVIDED FROM INVESTING ACTIVITIES	15,000
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(10,237)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	35,737
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 25,500

The accompanying notes are an integral part
of these financial statements

-6-

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization -

GRB Financial, LLC (the Company) was formed on October 1, 2003 as a limited liability company under the provisions of the Texas Limited Liability Company Act. The Company operates as an independent broker-dealer of various investment securities and began operations January 1, 2004. No member of the limited liability company will be liable for the debts, obligations, or liabilities of the Company.

Accounting policies -

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Cash and cash equivalents -

For purposes of the statement of cash flows, the Company considers all clearing deposits and money market accounts to be cash equivalents.

Receivable from dealers -

The Company uses the direct write off method for recording uncollectible receivables from dealers. Management has determined that the receivables from dealers are totally collectible.

Property and equipment -

Property and equipment are carried at cost and consist of data processing equipment and office furniture and equipment. The Company has a policy whereby property additions below a minimum amount are expensed as incurred. Expenditures for major renewals and betterment that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

U. S. Federal Income Taxes -

The Company was organized as a limited liability company under the provisions of the Texas Limited Liability Company Act. The Company has elected to be taxed under the partnership provisions of the Internal Revenue Code. Under those provisions the Company does not pay federal income taxes on its taxable income. Instead, the unit-holders are liable for individual federal income taxes on their respective share of net income.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Advertising costs -

Advertising costs are expensed as incurred.

Investments -

The Company records marketable securities at fair market value. Upon the sale of marketable securities, gain or loss is included in the income statement. Actual cost is used in computing gain or loss.

Compensated absences -

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

(2) PROPERTY AND EQUIPMENT:

During 2013, the company owned no property and equipment in its name. All of the equipment is owned by the owner in another entity.

(3) NET CAPITAL REQUIREMENTS:

The Company introduces transactions and accounts of customers or other brokers or dealers to Sterne Agee & Leach Securities, Inc. and is subject to SEC rule 15c 3-1 (a)(2)(iv) which states the firm will maintain a minimum net capital of not less than $5,000. At December 31, 2013, the Company has net capital of $27,869, which is in excess of its required net capital.

(4) RELATED PARTY TRANSACTION:

The Company is currently in an agreement with Baker Financial Services, an affiliated company, owned 90% by the majority unit-holder. This agreement makes available certain facilities and provides for performance of certain services for the Company. These services and facilities are provided without cost to the Company.

(5)   FEDERAL INCOME TAXES:

The Company was organized as a limited liability company under the provisions of the Texas Limited Liability Company Act. The Company has elected to be taxed under the partnership provisions of the Internal Revenue Code. Under those provisions the Company does not pay federal income taxes on its taxable income. Instead, the unit-holders are liable for individual federal income taxes on their respective share of net income.

(6)   FOCUS REPORT PART II DIFFERENCE:

Difference between the enclosed financial statements and the Company's December 31, 2013, Focus Report Part II are as follows:

	Per Enclosed Financial Statement	Per Focus	Difference
Cash	$ 25,500	$ 32,720	$ (7,220)
Receivable from dealers	7,220	0	7,220
Property and equipment	0	0	0
Accounts payable, accrued liabilities, expenses and other payables	0	0	0
Members' equity	32,720	32,720	(0)
			$ 0

(7)   SUBSEQUENT EVENTS:

The Company evaluated subsequent events after the statement of financial position date of December 31, 2013 through February 20, 2014, which was the date the financial statements were issued, and concluded that no additional disclosures are required.

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Auditor's Report on
Supplementary Information Required by
SEC Rule 17A-5

We have audited the financial statements of GRB Financial, LLC for the year ended December 31, 2013 and have issued our report thereon dated February 20, 2014. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

The schedule relating to the segregation requirements and funds in segregation for customers' regulated commodity futures accounts is not applicable for the Company.

Rhodes Osiek Patyk & Company

February 20, 2014

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119

GRB FINANCIAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2013

SCHEDULE I

NET CAPITAL

TOTAL MEMBERS' EQUITY	$ 32,720
DEDUCTIONS	(4,851)
NET CAPITAL BEFORE HAIRCUTS	27,869
HAIRCUTS ON TRADING AND INVESTMENT SECURITIES	(0)
NET CAPITAL	$ 27,869

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 0
TOTAL AGGREGATE INDEBTEDNESS	$ 0

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Greater of 6 2/3% of Aggregate Indebtedness	0
or	
Minimum Dollar Net Capital	$ 5,000
Minimum Net Capital Required	$ 5,000
Ratio: Aggregate Indebtedness to Net Capital	.0 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17a-5 as of December 31, 2013)

Net Capital as Reported in Company's Part II Focus Report	$ 32,720
Adjustments	(4,851)
Net Capital Per Above	$ 27,869

GRB FINANCIAL, LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT
OF RULE 15c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
WITH RECONCILIATION WITH CORRESPONDING PART II OF
FINANCIAL OPERATIONAL COMBINED SINGLE REPORT (FOCUS)
AS OF DECEMBER 31, 2013

SCHEDULE II

GRB Financial, LLC is registered as a broker-dealer under Rule 15c 3-1-(a)(2)(a)(iv). GRB Financial, LLC is exempt from SEC Rule 15c 3-3 under Section (K)(2)(ii).

GRB Financial, LLC has not had any transactions during the year ending December 31, 2013, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. There were no transactions during the year that required a reserve computation to be made. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

GRB FINANCIAL, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c 3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

SCHEDULE III

GRB Financial, LLC is registered as a broker-dealer under Rule 15c 3-1(a)(2)(a)(iv). GRB Financial, LLC is exempt from SEC Rule 15c 3-3 under Section (K)(2)(ii).

GRB Financial, LLC has not had any transactions during the year ending December 31, 2013, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Auditor's Report on Internal

Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of

GRB Financial, LLC:

We have audited the financial statements of GRB Financial, LLC for the year ended December 31, 2013, and have issued our report thereon dated February 20, 2014. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 15c 3-1 and the procedures for determining the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of GRB Financial, LLC taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's current practices and procedures were adequate at December 31, 2013, to meet the Commissions' objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Rhodes Oriek Patyk & Company

February 20, 2014

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Accountant's Report on Applying Agreed-Upon

Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of

GRB Financial, LLC:

In accordance with Rule 17a -5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payment to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by GRB Financial, LLC, and SIPC solely to assist you and the other specified parties in evaluating GRB Financial, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). GRB Financial, LLC's management is responsible for the GRB Financial LLC's compliance with those requirements. This agree-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC -7T with respective cash disbursement records entries noting no differences.
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7T for the year ended December 31, 2013 noting no differences.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used other than these specified parties.

Rhodes Osick Patyk & Company

February 20, 2014

GRB FINANCIAL, LLC

SCHEDULE OF ASSESSMENT AND PAYMENT TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) UNDER RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2013

GENERAL ASSESSMENT	$	60
LESS OVERPAYMENT FROM 2012		(321)
ASSESSMENT BALANCE DUE (OVERPAID)		(261)
TOTAL ASSESSMENT BALANCE OR (OVERPAYMENT CARRIED FORWARD)	$	(261)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

		12/31/13
TOTAL REVENUE FOCUS PART IIA LINE 9	$	183,799
TOTAL ADDITIONS		0

DEDUCTIONS:

Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance companies separate account, and from transactions in security futures products	159,714
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	0
Other revenue not related either directly or indirectly to the securities business	0

TOTAL DEDUCTIONS		159,714
SIPC NET OPERATING REVENUE	$	24,085
GENERAL ASSESSMENT @ .0025	$	60